# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kun Peng International Ltd., CIK 0001502557
CUSIP: 12672T108
Title of class of securities: Ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 1F, Building 3, No. 1001 Huihe South St, Banbidian Village, Gaobeidian Town, Beijing, China (F4), 00000
Date of event which requires filing of this statement: 07/03/2025
Filed by CIK 0002081767
Persons authorized to receive notices and communications: Henry F. Schlueter, Esq., Schlueter & Associates, P.C., 5655 S. Yosemite Street, Suite 350, Greenwood Village, Colorado (CO), 80111, 303-292-3883

## Reporting persons
- Kun Peng RC Ltd (CIK 0002081767): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 34,158,400; shared voting power 0; sole dispositive power 34,158,400; shared dispositive power 0; aggregate amount beneficially owned 34,158,400 (8.54% of the class)
- Zhuang Richun (CIK 0002078744): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 34,158,400; shared voting power 0; sole dispositive power 34,158,400; shared dispositive power 0; aggregate amount beneficially owned 34,158,400 (8.54% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, $0.0001 par value
Name of issuer: Kun Peng International Ltd.
Address of issuer's principal executive offices: 1F, Building 3, No. 1001 Huihe South St, Banbidian Village, Gaobeidian Town, Beijing, China (F4), 00000

## Item 2. Identity and Background
Name of person filing:
i. Kun Peng RC Limited
ii. Richun Zhuang
Residence or business address: The principal business address of each of the Reporting Persons is 1F, Building 3, No. 1001 Huihe South Street, Banbidian Village, Gaobeidian Town, Chaoyang District, Beijing PRC.
Present principal occupation or employment: The present principal occupation of the Reporting Persons is: Kun Peng RC Limited is a holding company. Richun Zhuang is the Chief Executive Officer and a director of the Issuer.
Criminal convictions in the last five years: Convictions: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Civil Proceeding: During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Citizenship: Kun Peng RC Limited is incorporated under the laws of the British Virgin Islands; Richun Zhuang is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Promissory note in the principal amount of US$341,584, or US$0.01 per share, issued by Kun Peng RC Limited, payments on which are intended to be paid out of working capital

Richun Zhuang beneficially owns the shares by virtue of his status as the sole director of Kun Peng RC Limited and, therefore, paid no consideration for those shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the shares of common stock of the Issuer for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 11 and 13 of the cover page to this Schedule 13D are incorporated herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 through 10 of the cover page to this Schedule 13D are incorporated herein.
Transactions in the class effected during the past sixty days:
On July 3, 2025, Kun Peng RC Limited purchased 34,158,400 shares of common stock of the Issuer and issued a promissory note in the principal amount of US$341,584.00, or US$0.01 per share, payable upon demand on or after July 2, 2026, as consideration for the shares.

The shares were purchased in a private transaction. Richun Zhuang beneficially owns the shares by virtue of his status as the sole director of Kun Peng RC Limited.
Other persons with the right to receive dividends or sale proceeds: As of the date of filing of this Schedule 13D, no person, other than the Reporting Persons, is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares of common stock owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
There are no other contracts, arrangements, understandings or relationships between either Reporting Person and any other person, with respect to the securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D. A copy of such agreement is attached as Exhibit 7.3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 7.3 Joint Filing Agreement

## Signatures
- Kun Peng RC Ltd: /s/ Richun Zhuang, Richun Zhuang, Director (08/28/2025)
- Zhuang Richun: /s/ Zhuang Richun, Zhuang Richun (08/28/2025)